July 22, 2008	QMM: AMEX
QTA: TSX-VENTURE
NR-14-08

Quaterra Acquires Cave Peak Molybdenum Prospect in Texas

VANCOUVER, B.C. Quaterra Resources Inc today announced that it has finalized a Mining Lease with the General Land Office, State of Texas, on 523.746 acres in Culberson County, Texas covering all or parts of three breccia pipes, one of which was drilled in the 1960s and contains significant molybdenum mineralization.

The Cave Peak molybdenum prospect, based on a preliminary review of all available data, has excellent geologic potential to contain an economic molybdenum deposit. Historic drilling at the Main pipe has identified a large mineralized system with high grade molybdenum mineralization that is open at depth; two other breccia pipes in the immediate vicinity have not been evaluated. The understanding of molybdenum systems has increased markedly since Union Carbide’s work 40 years ago and should sharpen interpretation of both historic and current data.

Terms with the State of Texas include: 1) a bonus of $104,750 ($15,000 due on signing lease, $35,000 due on submittal of exploration plan and balance of $54,750 due on approval of mining plan); 2) delay rental payments for each year production does not occur starting at $50 per acre for the first five years and increasing to a maximum of $200 per acre from 2024-2028; and 3) a production royalty equal to 6.25% of the market value (gross proceeds less certain qualified processing costs but excluding mining costs). Subject to regulatory approval, a Finder’s Fee of 10,000 Quaterra shares is payable in connection with this transaction.

The Company initially acquired rights to the property through a lease–option agreement with the holders of two prospecting permits. The agreement allows Quaterra to purchase their entire interest by making staged payments totalling US$600,000 over a five year period. Additionally, an agreement to use the Marble mine road for access has been finalized with the surface owners of the property between the highway and the prospect

The Company’s work program for the remainder of 2008 will include possible additional land acquisition, mapping, sampling, relogging of available drill core and preparation of an exploration plan. Drilling is tentatively scheduled for Q1 2009.

HISTORIC INFORMATION

All of the information in this release comes from published and private reports thought to be reliable and accurate. None of the data comes from Quaterra’s own investigations and the company warrants neither the accuracy nor completeness of the information presented in this release.

The Cave Peak prospect is located about two miles west of Highway 54 in the Sierra Diablo Mountains of west Texas, about 100 miles east of El Paso and 35 miles north of Van Horn. Union Carbide Corporation began a core drilling program in 1965 and completed over 40,000 feet of diamond drilling in 26 holes before selling the property to Draco Mines in 1975. Draco Mines and related companies drilled a few more holes and performed metallurgical test work on the oxidized molybdenum mineralization before relinquishing the property in 2001. All drilling was completed prior to 1980.

The only published description of the geology and mineralization at Cave Peak was written by James E. Sharpe in 1979 (Econ. Geol v.74, p. 517-534). Three rhyolite breccia pipes of Tertiary age, with cores of partially brecciated igneous rock, crop out in the prospect area along a north-south line about a mile long and intrude a flat-lying sequence of Paleozoic limestone, sandstone and shale. The Main pipe is the largest and northernmost of the three pipes, with a diameter of 2,500 feet. About two-thirds of the pipe is on Quaterra’s Mining Lease, with the remainder extending onto contiguous ground to the north. Efforts to acquire this ground are ongoing, but when or if acquisition will occur is uncertain.

Union Carbide’s core drilling program identified a large stockwork molybdenum system in the Main pipe, the extent and configuration of which has not yet been fully defined. The upper mineralized zone is exposed at surface and is variably oxidized to depths of up to 1000 feet. The table below shows the mineralized intervals from ten holes that tested the Main pipe on Quaterra ground. Holes collared to the north and east in areas outside the Company’s Mining Lease are not included. Of particular interest are holes CP-7, CP-26, B-25 and B-30 drilled in the southwest quadrant of the pipe, all of which intersected thick intervals of mineralization. Hole B-30 contains 425 feet of 0.77% molybdenum beginning at a depth of 145 feet.

Union Carbide calculated an historic indicated and inferred reserve of 19.36 million tons of 0.225 % Mo at a cut-off of 0.10% Mo from surface to a depth of 1,530 feet which coincides with the 3000 foot elevation (Coryell, 1966, unpublished company report). Coryell’s report was based on about 16,000 feet of core drilling.
His work was done carefully and conservatively and in accordance with best practices of major mining companies at that time. He used 200 foot vertical sections in his calculations, with each drill intercept weighted according to the percentage of the block penetrated. An estimated tonnage factor of 12 cubic feet per ton was used in the calculations. His use of the terms indicated and inferred reserves are not in accordance with NI 43-101 because no studies had been completed at that time to demonstrate the economic viability of the deposit.

A later resource estimate by Union Carbide in 1970 (Younger, unpublished company report) incorporating additional drill results shows an indicated reserve of 18.6 million tons of 0.18% Mo at a 0.1% cut-off, to an elevation of 2800 feet; (31 million tons of 0.13% Mo at a 0.06 Mo cut-off). Younger employed a polygonal block method using plan maps at 100 foot intervals throughout the vertical extent of the deposit to calculate tonnages. This work also is not in compliance with NI 43-101 because the no studies had been completed at that time to demonstrate the economic viability of the deposit. Younger’s work is considered reliable and was completed using the geologic interpretation of James E. Sharpe. Approximately 40% of this tonnage is listed as oxide and 60% as sulfide. Up to 40% of this tonnage occurs off the Company’s land to the north. Sampling shows that the area also contains significant amounts of copper, tungsten, silver, beryllium and niobium, one or more of which might represent a by-product credit.

These drill hole intercepts and tonnage estimates by Coryell and Younger of Union Carbide Corporation were deemed sufficiently relevant and reliable by Quaterra to initiate land acquisition.

Excellent potential exists to find additional mineralization in nearby targets. The Central pipe, located 400 feet south of the Main pipe, is 800 feet in diameter; the South pipe, 1,200 feet south of the Central pipe, is 550 feet in diameter. Both of these pipes are entirely within Quaterra’s lease. Surface sampling has identified anomalous base metal values in both pipes that may represent high level haloes around a blind molybdenum ore shell. One hole drilled by Draco in the Central pipe intersected significant lead-zinc-silver-manganese over an interval of 500 feet that may signal molybdenum mineralization below.

Cave Peak Historic Drill Results
Hole No.	Azimuth	Inclination	TD (ft)	From	To	Int. (ft)	Mo (%)
CP-4	S51W	-45	110	0	50	50	0.43
includes				27	45	18	0.77
CP-5	S86.5W	-40	585	0	163	163	0.09
				163	177	14	1.11
CP-7	S48.5W	-43.5	1300	185	555	370	0.29
includes				362	392	30	1.21
CP-26		90	3540	9.5	60	50.5	0.28
				300	1395	1095	0.19
A-13	S65E	-89	1415	50	235	185	0.17
				675	745	70	0.24
A-17	S85W	-88	1497	1100	1135	35	0.51
A-18		90	674	420	480	60	0.11
B-25	S45W	-89	1925	395	1530	1135	0.21
includes				930	1110	180	0.38
B-26		90	612	195	320	125	0.13
B-30		90	974	0	645	645	0.58
includes				140	565	425	0.77
				775	910	135	0.30
Samples represent five foot intervals, assayed by Development Lab, Union Carbide Corporation Assay method unknown

Dr. Thomas Patton, President and CEO, is the qualified person responsible for this news release. Please note, neither Quaterra nor the qualified person has done sufficient work to classify the historical estimate as a current mineral resource as defined by section 1.2 of NI 43-101. The issuer is not treating the historical estimate as current mineral resources and the historical estimates should not be relied upon.

Quaterra Resources Inc. (AMEX: QMM, TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its extensive network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large base metal, precious metal or uranium deposits. The company’s preference is to acquire a 100% interest in properties on reasonable terms and maintain this interest through initial evaluation.

On behalf of the Board of Directors,

Thomas Patton,
President and CEO, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.References may be made in press releases to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterraresources.com or contact Nicole Rizgalla at 604-641-2746 or email: nrizgalla@quaterra.com.

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.